Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2019 Results

TORONTO, October 31, 2019 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2019.

“Organic revenue growth of 4% this quarter once again demonstrates our improving trajectory and reflects the success of new AI-powered solutions and solid sales execution from our customer-facing front lines,” said Jim Smith, president and CEO of Thomson Reuters. “New products are resonating with customers and helping us improve retention rates, in some cases at historically high levels.”

“We are encouraged by our nine-month performance, which positions us to achieve our full-year 2019 and 2020 targets. And, the stronger and more stable characteristics of our overall business model should enable the company to sustain an attractive value creation model for shareholders, one that is driven both by growth and returns.”

Consolidated Financial Highlights—Three Months Ended September 30

Three Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018 (2)	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$1,413	$1,284	10%
Operating profit	$262	$173	51%
Diluted (loss) earnings per share (EPS) (includes discontinued operations)	$(0.09)	$0.39	n/m
Cash flow from operations (includes discontinued operations)	$264	$850	-68%

Non-IFRS Financial Measures (1)
Revenues	$1,413	$1,284	10%	10%
Adjusted EBITDA	$345	$313	10%	9%
Adjusted EBITDA margin	24.4%	24.4%	0bp	-30bp
Adjusted EPS	$0.27	$0.12	125%	108%
Free cash flow (includes discontinued operations)	$126	$599	-79%

n/m : not meaningful

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  The 2018 period has been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

Revenues increased 10% due to the inclusion of revenues paid by Refinitiv to Reuters News for providing news and editorial content, and to higher recurring revenues across all other customer segments. Foreign currency had no impact on revenue growth in the quarter.

o	Organic revenue growth was 4%, driven by a 5% increase in recurring revenues, which comprised 79% of total revenues.

Operating profit increased significantly due to a benefit from the revaluation of warrants that the company holds in Refinitiv, related to its proposed transaction with London Stock Exchange Group plc (LSEG). For additional information about the proposed LSEG transaction, see the “Recent Developments” section of this news release.

o

Adjusted EBITDA, which excludes the benefit of the warrant revaluation among other items, increased 10% and the margin was unchanged from the prior-year period at 24.4% as higher revenues were partly offset by higher expenses that included costs associated with newly acquired businesses.

Diluted loss per share reflects the company’s share of losses from its 45% equity interest in Refinitiv. Diluted earnings per share of $0.39 in the prior-year period included net earnings from the Financial & Risk (F&R) business that was included in discontinued operations for the first nine months of 2018.

Thomson Reuters Reports Third-Quarter 2019 Results

o	Adjusted EPS, which excludes the above items, increased to $0.27 from $0.12 in the prior-year period, primarily reflecting fewer common shares outstanding and lower interest expense.

Cash flow from operations decreased due to the loss of cash flows from the company’s former F&R business, which were included in the prior-year period, but no longer included as of October 1, 2018.

o	Free cash flow decreased for the same reason.

Highlights by Customer Segment – Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2019	2018 (2)	Total	Constant Currency	Organic (1)
Revenues
Legal Professionals	$605	$595	2%	2%	3%
Corporates	320	298	7%	8%	6%
Tax & Accounting Professionals	166	149	11%	10%	8%
Reuters News	155	71	120%	121%	3%
Global Print	168	171	-2%	-2%	-2%
Eliminations	(1)	—

Revenues	$1,413	$1,284	10%	10%	4%

Adjusted EBITDA
Legal Professionals	$227	$206	10%	9%
Corporates	110	105	4%	6%
Tax & Accounting Professionals	35	32	9%	-2%
Reuters News	5	5	-14%	-97%
Global Print	71	76	-5%	-4%
Corporate costs	(103)	(111)	n/a	n/a

Adjusted EBITDA	$345	$313	10%	9%

Adjusted EBITDA Margin
Legal Professionals	37.4%	34.6%	280bp	240bp
Corporates	34.3%	35.4%	-110bp	-50bp
Tax & Accounting Professionals	21.1%	21.4%	-30bp	-240bp
Reuters News	3.2%	8.2%	-500bp	-670bp
Global Print	42.5%	44.2%	-170bp	-110bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	24.4%	24.4%	0bp	-30bp

n/a: not applicable

(1)  Computed for revenue growth only.

(2)  The 2018 period has been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Legal Professionals

Revenues increased 2% (3% organic) to $605 million. Organic revenue growth was negatively impacted by approximately 100 basis points due to a difficult prior-year period comparison, which included a one-time transactional sale.

o	Recurring revenues grew 4%—all organic (93% of total).

Thomson Reuters Reports Third-Quarter 2019 Results

o	Transactions revenues declined 18% (6% organic) due to the sale of several small businesses and a strong performance in the prior-year period resulting from the one-time sale (7% of total).

Adjusted EBITDA increased 10% to $227 million.

o	The margin increased to 37.4% from 34.6%, primarily due to higher revenues and productivity savings.

Corporates

Revenues increased 8% (6% organic) to $320 million, primarily due to strong recurring revenue growth and the impact of recent acquisitions.

o	Recurring revenues grew 12% (86% of total), driven by organic revenue growth of 8% and revenues from the acquisitions of Integration Point and HighQ.
o

Transactions revenues declined 11% (14% of total), primarily due to the loss of revenues following the sale of the Pangea3/Legal Managed Services (LMS) business in May 2019. Transactions revenues declined 3% organically.

Adjusted EBITDA increased 4% to $110 million.

o	The margin decreased from 35.4% to 34.3%, as higher revenues were offset by the dilutive impact of the Integration Point, Confirmation and HighQ acquisitions.

Tax & Accounting Professionals

Revenues increased 10% (8% organic) to $166 million.

o	Recurring revenues grew 8%—all organic (84% of total).
o	Transactions revenues grew 22% (16% of total) primarily due to the Confirmation acquisition. Transactions revenues grew 7% organically driven by growth in the Government business.

Adjusted EBITDA grew 9% to $35 million.

o	The margin decreased slightly from 21.4% to 21.1%, primarily due to the dilutive impact of the Confirmation acquisition.
o

The Tax & Accounting Professionals segment is the company’s most seasonal business with nearly 60% of full-year revenues typically generated in the first and fourth quarters. Because of this, the margin performance in this segment is generally higher in the first and fourth quarters as costs are incurred in a more linear fashion throughout the year.

Reuters News

Revenues increased 121% to $155 million due to the inclusion of revenue from the 30-year agreement for Reuters News to supply news and editorial content to Refinitiv, which began in the fourth quarter of 2018.

o	Organic revenues increased 3%, mostly attributable to a price increase related to the Refinitiv agreement and growth in Reuters News’ Agency business.

Adjusted EBITDA was unchanged at $5 million, as the impact of higher costs and investments were offset by a benefit from foreign currency.

Thomson Reuters Reports Third-Quarter 2019 Results

Global Print

Revenues decreased 2% to $168 million.

Adjusted EBITDA decreased 5% to $71 million.

o	The margin decreased from 44.2% to 42.5%.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $103 million compared to $111 million in the prior-year period. As previously disclosed, adjusted EBITDA includes significant costs and investments to reposition Thomson Reuters following the separation of F&R. These cash costs and investments are expected to continue in the fourth quarter of 2019.

Consolidated Financial Highlights—Nine Months Ended September 30

Nine Months Ended September 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2019	2018 (2)	Change	Change at Constant Currency
IFRS Financial Measures (1)
Revenues	$4,323	$3,974	9%
Operating profit	$983	$645	52%
Diluted earnings per share (EPS) (includes discontinued operations)	$0.47	$0.79	-41%
Cash flow from operations (includes discontinued operations)	$347	$2,072	-83%

Non-IFRS Financial Measures (1)
Revenues	$4,323	$3,974	9%	10%
Adjusted EBITDA	$1,097	$1,091	1%	-1%
Adjusted EBITDA margin	25.4%	27.4%	-200bp	-270bp
Adjusted EPS	$0.92	$0.57	61%	56%
Free cash flow (includes discontinued operations)	$(50)	$1,274	n/m

n/m: not meaningful

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

(2)  The 2018 period has been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

Revenues increased 9% due to the inclusion of revenues paid by Refinitiv to Reuters News for providing news and editorial content, and to higher recurring revenues across all other customer segments.

o	At constant currency, revenues increased 10%. Currency had a $51 million (approximately 1%) negative impact.
o	Organic revenue growth was 4%, driven by a 5% increase in recurring revenues, which comprised 78% of total revenues.

Operating profit increased significantly due to a benefit from the revaluation of warrants that the company holds in Refinitiv, related to its proposed transaction with LSEG. For additional information about the proposed LSEG transaction, see the “Recent Developments” section of this news release.

o

Adjusted EBITDA, which excludes the benefit of the warrant revaluation, among other items, increased slightly and the margin decreased to 25.4% as higher revenues were offset by higher expenses that included costs and investments relating to the repositioning of the company following the separation of the F&R business to create Refinitiv.

Diluted EPS decreased to $0.47 from $0.79, primarily due to the loss of net earnings from the F&R business that was included in discontinued operations in the first nine months of 2018.

Thomson Reuters Reports Third-Quarter 2019 Results

o

Adjusted EPS, which excludes discontinued operations, among other items, increased to $0.92 from $0.57 in the prior-year period, primarily reflecting a benefit from fewer common shares outstanding and lower interest expense.

Cash flow from operations decreased, reflecting the loss of cash flows from the company’s former F&R business (which were included in the prior-year period, but no longer included as of October 1, 2018), investments to reposition Thomson Reuters following the separation of F&R from the company and a pension plan contribution.

o	Free cash flow decreased for the same reasons.

Highlights by Customer Segment – Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)
	Nine Months Ended September 30,		Change
	2019	2018 (2)	Total	Constant Currency	Organic (1)
Revenues
Legal Professionals	$1,802	$1,773	2%	3%	3%
Corporates	990	923	7%	8%	6%
Tax & Accounting Professionals	570	542	5%	7%	6%
Reuters News	466	215	117%	120%	3%
Global Print	497	522	-5%	-3%	-3%
Eliminations	(2)	(1)

Revenues	$4,323	$3,974	9%	10%	4%

Adjusted EBITDA
Legal Professionals	$686	$595	15%	15%
Corporates	330	311	6%	6%
Tax & Accounting Professionals	188	153	23%	22%
Reuters News	31	21	45%	10%
Global Print	218	233	-6%	-5%
Corporate costs	(356)	(222)	n/a	n/a

Adjusted EBITDA	$1,097	$1,091	1%	-1%

Adjusted EBITDA Margin
Legal Professionals	38.1%	33.6%	450bp	400bp
Corporates	33.4%	33.7%	-30bp	-60bp
Tax & Accounting Professionals	33.0%	28.3%	470bp	410bp
Reuters News	6.7%	10.0%	-330bp	-480bp
Global Print	43.8%	44.6%	-80bp	-110bp
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	25.4%	27.4%	-200bp	-270bp

n/a: not applicable

(1)  Computed for revenue growth only.

(2)  The 2018 period has been revised to correct certain immaterial misstatements. For additional information, see the “Revision of Prior-Period Financial Statements” section of the news release.

Business Outlook for 2019 and 2020 (At Constant Currency and Excluding Future Acquisitions/Dispositions)

Thomson Reuters today reaffirmed its Outlook for 2019 and 2020.

The company’s Outlook for 2019 and 2020 assumes constant currency rates compared to 2018 and excludes the impact of any future acquisitions or dispositions that may occur in 2019 or 2020. Thomson Reuters believes that this type of guidance provides useful insight into the performance of our businesses.

Thomson Reuters Reports Third-Quarter 2019 Results

The company has provided a full-year Outlook for two years because 2019 will be materially impacted by costs to separate the business from Refinitiv and reposition it for growth, while 2020 should represent the first year that the company’s financial performance will reflect the benefits from its actions, without material costs related to the actions.

	2019 Outlook	2020 Outlook
Before currency and excluding the impact of future acquisitions/dispositions
Revenue Growth	7% - 8.5% 3.5% - 4.0% Organic(1)	4.0% - 4.5% Organic
Adjusted EBITDA	$1.45 - $1.5 billion(2)	~31%(2)
Corporate Costs	~$570 million	$140 - $150 million
Free Cash Flow	$0 - $300 million	$1.0 - $1.2 billion
Capital Expenditures – % of Revenues	~9%	7.5% - 8.0%
Depreciation & Amortization of Computer Software	$600 - $625 million(2)	TBD
Interest Expense (P&L)	$150 - $175 million	TBD
Effective Tax Rate on Adjusted Earnings	16% - 19%	~20%

(1)

For purposes of the organic growth calculation, the initial contract value of the company’s 30-year agreement with Refinitiv that was signed on October 1, 2018 was treated as an acquisition until October 1, 2019.

(2)

The impact of the new lease accounting standard (IFRS 16) is expected to increase both adjusted EBITDA and depreciation and amortization of computer software by an estimated $40 million in 2019 and $50 million in 2020 and is reflected in this Outlook. IFRS 16 has no impact on free cash flow.

The information in this section is forward-looking. Actual results, which include the impact of currency and acquisitions and dispositions completed during 2019 and 2020, may differ materially from the company’s Outlook. Some of the forward-looking financial measures in the Outlook above are provided on a non-IFRS basis. See the section below entitled “Non-IFRS Financial Measures” for more information. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Recent Developments

Agreement to Sell Refinitiv to LSEG

On August 1, 2019, Thomson Reuters and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a total enterprise value of approximately $27 billion. The proposed transaction is subject to LSEG shareholder approval, regulatory clearances and other customary closing conditions and is expected to close in the second half of 2020. Upon the closing of this transaction, Thomson Reuters is projected to indirectly own approximately 82.5 million LSEG shares, which would have a market value of approximately $7.5 billion based on LSEG’s closing share price on October 30, 2019.

Thomson Reuters Reports Third-Quarter 2019 Results

Refinitiv achieved run-rate savings of $440 million as of the end of the third quarter, which is over two-thirds of its total annual cost savings run-rate target. Refinitiv believes it is on track to achieve its full annual cost savings run-rate target of $650 million by the end of 2020.

Recent Acquisitions

In October, the company closed the acquisition of FC Business Intelligence (FCBI), a global business-to-business events specialist. FCBI delivers high-end conferences and exhibitions to diverse sectors including energy, insurance, pharmaceuticals, transportation, travel, strategy and technology. The business will be rebranded Reuters Events and will be operated as part of the Reuters News segment.

Dividend and Share Repurchases

In February 2019, the company announced that its Board of Directors approved a $0.04 per share annualized increase in the dividend to $1.44 per common share (representing the 26th consecutive year of dividend increases). A quarterly dividend of $0.36 per share is payable on December 16, 2019 to common shareholders of record as of November 21, 2019.

Going forward, the company intends to target a dividend payout ratio of between 50% and 60% of its free cash flow – up from the 40% to 50% range previously targeted.

The company repurchased $98 million of its common shares in the third quarter, completing the $250 million buyback program announced in February 2019. In the nine months ended September 30, 2019, the company repurchased $288 million of its common shares, which included repurchases using part of the remaining proceeds of the F&R transaction, as announced in 2018. The company’s Board has approved a new buyback program authorizing the repurchase of up to an additional $200 million of common shares later this year and up to an additional $200 million of shares in 2020.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS, selected measures excluding the impact of foreign currency, and changes in revenues computed on an organic basis. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s Outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2019 or 2020 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which include fair value adjustments relating to the warrants the company holds in Refinitiv as well as gains or losses that generally arise from business transactions we do not currently anticipate.

Thomson Reuters Reports Third-Quarter 2019 Results

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole-dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION OF PRIOR-PERIOD FINANCIAL STATEMENTS

Since October 1, 2018, the company has included its share of post-tax losses from its 45% interest in Refinitiv, an equity method investment, in its net earnings. In the third quarter of 2019, a misstatement was identified that understated the company’s share of Refinitiv’s post-tax losses since the fourth quarter of 2018. The misstatement related to an accounting principle difference for preferred stock issued by Refinitiv to the Blackstone consortium between U.S. GAAP, the basis on which Refinitiv prepares its financial statements, and IFRS, the basis on which Thomson Reuters prepares its financial statements. The misstatement, which does not impact revenue, operating profit, segment measures, adjusted EBITDA, adjusted EPS, cash flow from operations or free cash flow, was immaterial to the company’s previously issued financial statements. As the correction of the cumulative misstatement in the third quarter of 2019 would have been material to net earnings in the quarter, the company will revise its previously issued financial statements. In conjunction with correcting this misstatement, the company corrected other unrelated misstatements in the applicable prior periods which were also not material to the company’s previously issued financial statements. Specifically, the company reclassified certain revenue and expenses which pertained to the accounting for foreign currency in hyperinflationary economies between the third and fourth quarters of 2018, but these revisions had no impact on the company’s 2018 audited financial statements.

The company has posted revised prior-period financial information related to the reclassification of certain third-quarter and fourth-quarter 2018 revenues and expenses in the “Investor Relations” section of its website, ir.thomsonreuters.com. The company will also revise its previously issued financial statements for the nine months ended September 30, 2018, the year ended December 31, 2018, the three months ended March 31, 2019 and the six months ended June 30, 2019 when it files or furnishes its financial statements for the nine months ended September 30, 2019, the year ending December 31, 2019, the three months ending March 31, 2020 and the six months ending June 30, 2020. Information on these revisions will also be provided within the company’s unaudited consolidated financial statements for the nine months ended September 30, 2019, which will be filed after the date hereof with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission. The impacts of the revised prior-period financial information posted today on the Thomson Reuters website is also being filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission. Information contained on Thomson Reuters website is not a part of this news release and is intended to be an inactive, textual reference only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook for 2019 and 2020 (At Constant Currency and Excluding Future Acquisitions/Dispositions)” section, Mr. Smith’s comments, expectations for Corporate costs, the number of LSEG shares that Thomson Reuters is projected to indirectly own upon closing of the transaction, the company’s current expectations regarding the timing for closing of the proposed LSEG/Refinitiv transaction, and the company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, are forward-looking. The words “expect”, “believe”, “target” and “will” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that the proposed LSEG/Refinitiv transaction will be completed or that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; increased accessibility to free or relatively inexpensive information sources; failure to derive fully the anticipated benefits from the Refinitiv strategic partnership with Blackstone; failure to efficiently complete the separation of Refinitiv from Thomson Reuters; failure to adapt to organizational changes and effectively implement strategic

Thomson Reuters Reports Third-Quarter 2019 Results

initiatives; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; downgrading of credit ratings and adverse conditions in the credit markets; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; risk of antitrust/competition-related claims or investigations; actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited; impairment of goodwill and other identifiable intangible assets; and the ability of Thomson Reuters Founders Share Company to affect the company’s governance and management. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

The company’s 2019 and 2020 business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Economic and market assumptions include, but are not limited to, GDP growth in the United States (77% of the company’s 2018 revenues) and secondarily, in other countries where Thomson Reuters operates; a continued increase in the demand and need for high quality information and tools that help automate or manage workflow solutions and drive productivity and efficiency; a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments; and a continued increase in customers seeking software-as-a-service or other cloud-based offerings. Internal financial and operational assumptions include, but are not limited to, continued growth in the company’s recurring revenue base which offsets anticipated declines in its global print business; acquiring new customers by enhancing the company’s digital platforms and propositions and through other sales initiatives; improving customer retention through commercial simplification efforts and customer service improvements; the company’s ability to continue to combine information, technology and human expertise in offerings that meet evolving customer demands and needs; the company’s ability to eliminate stranded costs related to the F&R transaction and the separation of the two businesses by the end of 2019; and the successful execution of a number of efficiency initiatives that are expected to generate cost savings, such as reducing headcount, office locations and the number of products offered by the company and the leveraging of fewer, shared technology platforms.

The company has provided an Outlook for the purpose of presenting information about current expectations for 2019 and 2020. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Head of Communications +44 7909 898 605 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2019 results today beginning at 9:00 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
CONTINUING OPERATIONS
Revenues	$1,413	$1,284	$4,323	$3,974
Operating expenses	(1,059)	(966)	(3,220)	(2,882)
Depreciation	(38)	(24)	(110)	(83)
Amortization of computer software	(117)	(96)	(326)	(294)
Amortization of other identifiable intangible assets	(28)	(26)	(80)	(83)
Other operating gains, net	91	1	396	13

Operating profit	262	173	983	645
Finance costs, net:
Net interest expense	(40)	(82)	(112)	(241)
Other finance (costs) income	(3)	(11)	(32)	10

Income before tax and equity method investments	219	80	839	414
Share of post-tax (losses) earnings in equity method investments	(304)	1	(555)	5
Tax benefit (expense)	13	(128)	(35)	(152)

(Loss) earnings from continuing operations	(72)	(47)	249	267
Earnings (loss) from discontinued operations, net of tax	28	349	(9)	381

Net (loss) earnings	$(44)	$302	$240	$648

(Loss) earnings attributable to:
Common shareholders	(44)	272	240	558
Non-controlling interests	—	30	—	90
(Loss) earnings per share:
Basic and diluted (loss) earnings per share:
From continuing operations	$(0.14)	$(0.06)	$0.49	$0.38
From discontinued operations	0.05	0.45	(0.02)	0.41

Basic and diluted (loss) earnings per share	$(0.09)	$0.39	$0.47	$0.79

Basic weighted-average common shares	501,240,480	701,212,419	501,415,930	707,181,793

Diluted weighted-average common shares	501,240,480	701,212,419	503,161,382	708,074,979

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	$1,147	$2,706
Trade and other receivables	1,112	1,313
Other financial assets	55	76
Prepaid expenses and other current assets	554	434

Current assets	2,868	4,529
Computer hardware and other property, net	527	473
Computer software, net	952	908
Other identifiable intangible assets, net	3,416	3,324
Goodwill	5,664	5,076
Equity method investments	1,530	2,186
Other financial assets	455	53
Other non-current assets	542	446
Deferred tax	30	31

Total assets	$15,984	$17,026

Liabilities and equity
Liabilities
Current indebtedness	—	$3
Payables, accruals and provisions	$1,048	1,549
Deferred revenue	818	815
Other financial liabilities	104	95

Current liabilities	1,970	2,462
Long-term indebtedness	3,229	3,213
Provisions and other non-current liabilities	1,260	1,268
Other financial liabilities	293	79
Deferred tax	643	794

Total liabilities	7,395	7,816

Equity
Capital	5,396	5,348
Retained earnings	4,177	4,739
Accumulated other comprehensive loss	(984)	(877)

Total equity	8,589	9,210

Total liabilities and equity	$15,984	$17,026

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Cash provided by (used in):
Operating activities
(Loss) earnings from continuing operations	$(72)	$(47)	$249	$267
Adjustments for:
Depreciation	38	24	110	83
Amortization of computer software	117	96	326	294
Amortization of other identifiable intangible assets	28	26	80	83
Net losses (gains) on disposals of businesses and investments	1	—	(20)	—
Deferred tax	(65)	82	(145)	57
Other	233	49	314	107
Pension contribution	—	—	(167)	—
Changes in working capital and other items	20	37	(242)	(63)

Operating cash flows from continuing operations	300	267	505	828
Operating cash flows from discontinued operations	(36)	583	(158)	1,244

Net cash provided by operating activities	264	850	347	2,072

Investing activities
Acquisitions, net of cash acquired	(816)	(32)	(821)	(60)
Proceeds from disposals of businesses and investments, net of taxes paid	5	6	62	6
Capital expenditures	(125)	(110)	(365)	(420)
(Payments) proceeds from disposals of property and equipment	(2)	—	—	27
Other investing activities	1	1	5	19

Investing cash flows from continuing operations	(937)	(135)	(1,119)	(428)
Investing cash flows from discontinued operations	—	(110)	29	(356)

Net cash used in investing activities	(937)	(245)	(1,090)	(784)

Financing activities
Proceeds from debt	—	—	—	1,370
Repayments of debt	—	(500)	—	(1,370)
Net borrowings under short-term loan facilities	—	17	—	78
Payments of lease principal	(12)	—	(35)	—
Repurchases of common shares	(98)	(129)	(288)	(488)
Dividends paid on preference shares	—	(1)	(2)	(2)
Dividends paid on common shares	(175)	(232)	(524)	(707)
Other financing activities	1	9	38	10

Financing cash flows from continuing operations	(284)	(836)	(811)	(1,109)
Financing cash flows from discontinued operations	—	(25)	—	(60)

Net cash used in financing activities	(284)	(861)	(811)	(1,169)

(Decrease) increase in cash and bank overdrafts	(957)	(256)	(1,554)	119
Translation adjustments	(4)	(9)	(2)	(21)
Cash and bank overdrafts at beginning of period	2,108	1,231	2,703	868

Cash and bank overdrafts at end of period	$1,147	$966	$1,147	$966

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$1,147	$507	$1,147	$507
Cash and cash equivalents in assets held for sale	—	461	—	461
Bank overdrafts	—	(2)	—	(2)

	$1,147	$966	$1,147	$966

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
(Loss) earnings from continuing operations	$(72)	$(47)	$249	$267
Adjustments to remove:
Tax (benefit) expense	(13)	128	35	152
Other finance costs (income)	3	11	32	(10)
Net interest expense	40	82	112	241
Amortization of other identifiable intangible assets	28	26	80	83
Amortization of computer software	117	96	326	294
Depreciation	38	24	110	83

EBITDA	$141	$320	$944	$1,110
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	304	(1)	555	(5)
Other operating gains, net	(91)	(1)	(396)	(13)
Fair value adjustments	(9)	(5)	(6)	(1)

Adjusted EBITDA	$345	$313	$1,097	$1,091

Adjusted EBITDA margin(1)	24.4%	24.4%	25.4%	27.4%

Thomson Reuters Corporation

Reconciliation of Net (Loss) Earnings to Adjusted Earnings(2)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(4)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	Change	2019	2018	Change
Net (loss) earnings	$(44)	$302		$240	$648
Adjustments to remove:
Fair value adjustments	(9)	(5)		(6)	(1)
Amortization of other identifiable intangible assets	28	26		80	83
Other operating gains, net	(91)	(1)		(396)	(13)
Other finance costs (income)	3	11		32	(10)
Share of post-tax losses (earnings) in equity method investments	304	(1)		555	(5)
Tax on above items	(58)	(7)		(57)	(18)
Tax items impacting comparability	22	112		7	100
(Earnings) loss from discontinued operations, net of tax	(28)	(349)		9	(381)
Interim period effective tax rate normalization(3)	7	(2)		(1)	—
Dividends declared on preference shares	—	(1)		(2)	(2)

Adjusted earnings (2)	$134	$85		$461	$401

Adjusted EPS (2)	$0.27	$0.12	125%	$0.92	$0.57	61%

Foreign currency(4)			17%			5%
Constant currency(4)			108%			56%
Diluted weighted-average common shares (millions)	503.3	702.3		503.2	708.1

Refer to page 17 for footnotes.

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Net cash provided by operating activities	$264	$850	$347	$2,072
Capital expenditures	(125)	(110)	(365)	(420)
(Payments) proceeds from disposals of property and equipment	(2)	—	—	27
Capital expenditures from discontinued operations	—	(116)	—	(362)
Other investing activities	1	1	5	19
Payments of lease principal	(12)	—	(35)	—
Dividends paid on preference shares	—	(1)	(2)	(2)
Dividends paid to non-controlling interests from discontinued operations	—	(25)	—	(60)

Free cash flow	$126	$599	$(50)	$1,274

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and Transactions Revenues) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30,		Change
			SUBTOTAL
	2019	2018	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$605	$595	2%	-1%	2%	-1%	3%
Corporates	320	298	7%	0%	8%	1%	6%
Tax & Accounting Professionals	166	149	11%	1%	10%	2%	8%
Reuters News	155	71	120%	-2%	121%	119%*	3%
Global Print	168	171	-2%	0%	-2%	0%	-2%
Eliminations	(1)	—

Revenues	$1,413	$1,284	10%	0%	10%	7%	4%

Recurring Revenues
Legal Professionals	$560	$541	4%	-1%	4%	1%	4%
Corporates	275	247	11%	0%	12%	3%	8%
Tax & Accounting Professionals	140	129	9%	1%	8%	0%	8%
Reuters News	143	59	143%	-2%	146%	142%*	3%

Total Recurring Revenues	$1,118	$976	15%	0%	15%	10%	5%

Transactions Revenues
Legal Professionals	$45	$54	-18%	0%	-18%	-12%	-6%
Corporates	45	51	-11%	0%	-11%	-7%	-3%
Tax & Accounting Professionals	26	20	26%	4%	22%	15%	7%
Reuters News	12	12	2%	6%	-5%	0%	-5%

Total Transactions Revenues	$128	$137	-7%	1%	-8%	-6%	-2%

*	Includes initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Revenues (for Total Revenues, Recurring Revenues and Transactions Revenues) to Changes in Revenues on a Constant Currency (4) and Organic Basis(6)

(millions of U.S. dollars)

(unaudited)

	Nine Months Ended
	September 30,		Change
					SUBTOTAL

	2019	2018	Total	Foreign Currency	Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,802	$1,773	2%	-1%	3%	-1%	3%
Corporates	990	923	7%	-1%	8%	2%	6%
Tax & Accounting Professionals	570	542	5%	-2%	7%	0%	6%
Reuters News	466	215	117%	-3%	120%	118%*	3%
Global Print	497	522	-5%	-2%	-3%	0%	-3%
Eliminations	(2)	(1)

Revenues	$4,323	$3,974	9%	-1%	10%	7%	4%

Recurring Revenues
Legal Professionals	$1,665	$1,613	3%	-1%	4%	0%	4%
Corporates	813	734	11%	-1%	12%	3%	9%
Tax & Accounting Professionals	460	434	6%	-2%	8%	0%	8%
Reuters News	430	184	134%	-4%	138%	136%*	2%

Total Recurring Revenues	$3,368	$2,965	14%	-1%	15%	10%	5%

Transactions Revenues
Legal Professionals	$137	$160	-14%	-1%	-13%	-10%	-3%
Corporates	177	189	-6%	-1%	-5%	-2%	-3%
Tax & Accounting Professionals	110	108	2%	-1%	3%	3%	0%
Reuters News	36	31	16%	1%	16%	0%	16%

Total Transactions Revenues	$460	$488	-6%	-1%	-5%	-4%	-1%

*	Includes initial contract value of revenues in Reuters News for providing news and editorial content to Refinitiv under the 30-year agreement that began in the fourth quarter of 2018.

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Third-Quarter 2019 Results

Thomson Reuters Corporation

Reconciliation of Changes in Segment and Consolidated Adjusted EBITDA to Changes on a Constant Currency Basis(4)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	September 30,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$227	$206	10%	1%	9%
Corporates	110	105	4%	-3%	6%
Tax & Accounting Professionals	35	32	9%	11%	-2%
Reuters News	5	5	-14%	83%	-97%
Global Print	71	76	-5%	-1%	-4%
Corporate costs	(103)	(111)	n/a	n/a	n/a

Adjusted EBITDA	$345	$313	10%	1%	9%

Adjusted EBITDA Margin
Legal Professionals	37.4%	34.6%	280bp	40bp	240bp
Corporates	34.3%	35.4%	-110bp	-60bp	-50bp
Tax & Accounting Professionals	21.1%	21.4%	-30bp	210bp	-240bp
Reuters News	3.2%	8.2%	-500bp	170bp	-670bp
Global Print	42.5%	44.2%	-170bp	-60bp	-110bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	24.4%	24.4%	0bp	30bp	-30bp

	Nine Months Ended
	September 30,		Change
	2019	2018	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	$686	$595	15%	1%	15%
Corporates	330	311	6%	0%	6%
Tax & Accounting Professionals	188	153	23%	0%	22%
Reuters News	31	21	45%	36%	10%
Global Print	218	233	-6%	-1%	-5%
Corporate costs	(356)	(222)	n/a	n/a	n/a

Adjusted EBITDA	$1,097	$1,091	1%	1%	-1%

Adjusted EBITDA Margin
Legal Professionals	38.1%	33.6%	450bp	50bp	400bp
Corporates	33.4%	33.7%	-30bp	30bp	-60bp
Tax & Accounting Professionals	33.0%	28.3%	470bp	60bp	410bp
Reuters News	6.7%	10.0%	-330bp	150bp	-480bp
Global Print	43.8%	44.6%	-80bp	30bp	-110bp
Corporate costs	n/a	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	25.4%	27.4%	-200bp	70bp	-270bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Refer to page 17 for footnotes.

Thomson Reuters Reports Third-Quarter 2019 Results

Footnotes

(1)

Thomson Reuters defines adjusted EBITDA for its business segments as earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Consolidated adjusted EBITDA is comprised of adjusted EBITDA for its business segments and corporate costs. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.

(2)

Thomson Reuters defines adjusted earnings as net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended September 30, 2019 and 2018, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018
IFRS: Basic and Diluted	501,240,480	701,212,419
Effect of stock options and other equity incentive awards	2,043,370	1,132,041

Non-IFRS Diluted	503,283,850	702,344,460

(3)

Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

(4)

The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.

(5)

Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities less capital expenditures, payments of lease principal, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests from discontinued operations. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

(6)

Represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods. Additionally, it excludes the initial contract value of the 30-year Reuters News agreement signed in 2018. Thomson Reuters uses organic growth because it provides further insight into the performance of its existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Thomson Reuters Reports Third-Quarter 2019 Results

APPENDIX – INFORMATION ABOUT REFINITIV

As of October 1, 2018, Thomson Reuters owns a 45% interest in Refinitiv, which was formerly its wholly owned F&R business. 55% of Refinitiv is owned by private equity funds affiliated with Blackstone. Beginning with the fourth quarter of 2018, Thomson Reuters IFRS results include the company’s 45% share of Refinitiv’s results reported in a single line item on the company’s consolidated income statement titled “Share of post-tax (losses) earnings in equity method investments.” Thomson Reuters non-IFRS measures, including adjusted earnings, exclude its share of post-tax results in Refinitiv and other equity method investments.

Because Refinitiv has only been in existence since October 1, 2018, there are no financial statements for the business for the three and nine months ended September 30, 2018. The table below sets forth selected financial information for 100% of Refinitiv for the three and nine months of 2019, on both an IFRS and non-IFRS basis as provided to Thomson Reuters from Refinitiv for inclusion in this news release. A reconciliation from Refinitiv’s IFRS measures to its non-IFRS measures is also included in this appendix. The information for the three and nine months ended September 30, 2018 that was previously reported for the F&R business by Thomson Reuters is not fully comparable to Refinitiv’s current basis of presentation, as Refinitiv must apply accounting rules related to the purchase of the business and because Refinitiv defines its non-IFRS measures differently than Thomson Reuters. To provide a reasonable basis to assess revenue trends for the business, Thomson Reuters has noted the three and nine months ended September 30, 2018 F&R revenues, as previously reported by the company on a discontinued operations basis prior to the change in ownership, and provided a supplemental change before currency and excluding businesses disposed.

(millions of U.S. dollars, except margin)			Change
(unaudited)	Refinitiv Actuals 2019	As Reported by Thomson Reuters 2018	Total	Before Currency & Excluding Businesses Disposed
Three months ended September 30,
IFRS Measures
Revenues	$1,557	$1,541	1%	3%

Net loss	$(656)
Cash flow from operations	$404
Capital expenditures, less proceeds from disposals	$182

Non-IFRS Measures
Adjusted EBITDA	$543
Adjusted EBITDA margin	34.9%
Free cash flow	$211

Nine months ended September 30,
IFRS Measures
Revenues	$4,674	$4,677	0%	3%

Net loss (1)	$(1,201)
Cash flow from operations	$477
Capital expenditures, less proceeds from disposals	$419
Debt at September 30, 2019	$13,907

Non-IFRS Measures
Adjusted EBITDA	$1,655
Adjusted EBITDA margin	35.4%
Free cash flow	$(41)

(1)

The previously reported net loss for the six months ended June 30, 2019 of $477 million has been revised to a net loss of $545 million to correct certain immaterial misstatements discussed in the “Revision of Prior-Period Financial Statements” section of this news release. The net loss for the nine months ended September 30, 2019 includes the revised amount.

Thomson Reuters Reports Third-Quarter 2019 Results

The following reconciliation of IFRS measures to non-IFRS measures was provided by Refinitiv. The definitions of non-IFRS measures used by Refinitiv are not the same as those used by Thomson Reuters.

Refinitiv

Reconciliation of Net Loss to Adjusted EBITDA

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2019	2019
Net loss	$(656)	$(1,201)
Adjustments to remove:
Tax expense (benefit)	38	(22)
Finance costs	570	1,074
Depreciation and amortization	486	1,431

EBITDA	$438	$1,282
Adjustments to remove:
Share of post-tax earnings in equity method investments	—	(1)
Other operating gains	(21)	(20)
Fair value adjustments	7	45
Share-based compensation	35	42
Transformation-related costs	84	307

Adjusted EBITDA	$543	$1,655

Adjusted EBITDA margin	34.9%	35.4%

Refinitiv

Reconciliation of Net Cash Used In Operating Activities to Free Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended	Nine Months Ended
	September 30,	September 30,
	2019	2019
Net cash used in operating activities	$404	$477
Capital expenditures, less proceeds from disposals	(182)	(419)
Other investing activities	1	1
Dividends paid to non-controlling interests	(12)	(100)

Free cash flow	$211	$(41)